caylent™

Container Management Platform

Caylent is a next-generation container management platform. We help software development teams automate containers, clouds, and microservices.

OPPORTUNITY

Containers are the fastest growing cloud-enabling technology. Projected growth in application containers from $762 million in 2016 to $2.7B by 2020.

$2.7B
CONTAINER TECHNOLOGY MARKET

40%
FORECASTED CAGR OVER NEXT 5 YRS

caylent™

PROBLEM

Deploying and managing containers involves **dozens of tools, scripts, APIs that all need to be painstakingly customized**. The building blocks exist, but the connective glue tying them together is missing.

INFRASTRUCTURE	CONFIGURATION MANAGEMENT	CONTINUOUS TESTING	CONTINUOUS DEPLOYMENT	ORCHESTRATION	MONITORING	LOGGING	COLLABORATION
CloudFormation	CHEF	Jenkins	go Continuous Delivery	docker	New Relic.	loggly	slack
TERRAFORM	puppet labs	Travis CI	AWS CodePipeline	kubernetes by Google	DATADOG	logstash	HipChat
OpsWorks	ANSIBLE	CODESHIP	AWS CodeDeploy	MESOS	splunk>	logz.io	VictorOps

INEFFICIENT | **SLOW** | **EXPENSIVE**

caylent™

SOLUTION

One platform service that integrates developer and operations workflow.
Intelligent, automated, self-service and cloud agnostic.


INFRASTRUCTURE
CONFIGURATION MANAGEMENT
CONTINUOUS DEPLOYMENT
ORCHESTRATION
CONTINUOUS TESTING
MONITORING
LOGGING
COLLABORATION
3rd Party Integrations
Coming Soon...

Caylent

1-Click Integration

CAYLENT VALUE



ELIMINATE
VENDOR LOCK-IN



REDUCE
TIME SPENT MANAGING TOOLCHAINS



SHRINK
INFRASTRUCTURE COSTS



FOCUS
ON CORE COMPETENCIES

"Caylent's solution focuses our tech resources on delivering business value. I truly feel that their solution will evolve how distributed systems are written, tested, and deployed."



Stefan Kutko
VP Engineering

electronifie

Easy to use

Deploys in minutes

Docker Swarm

GUI or API

Whitebox


caylent
Applications
Stacks
JP La Torre
Applications / New
1
Setup Application
Select your application type.
Containers
App Store (Soon)
An application can be one or more Docker containers. This screen is where you specify those containers.
Show More
Add your containerized microservices
Name
Image Repository URL
Name Application Collection
App-Collection
Cancel
Save
Attach Existing
2
Stacks & Environments
Specify the stacks where your app will be deployed.
3
Stack Services
Select services that are external to your application but require deploying along with your stacks.
4
Continuous Delivery
Specify what application versions need to go where.
MacBook

TRACTION



300
225
150
75
0
Companies in Beta
1
PILOT
320
TOTAL
USERS
June
July
August
September
December
February

BUSINESS MODEL

Business Model

We use a simple SaaS delivery and monthly pricing model.

Pricing tiers based on:
- # of Users
- # of Servers

Volume licensing for Enterprise


GROWTH
$199
/ month forever
Team 3 users
Servers 10
Deployments ∞
Addt'l Servers $20/ea
Upgrade Now
Learn more

Disclaimer: The pricing above is just an example and subject to change.

COMPETITIVE ANALYSIS



Full Automation
caylent™
OPSBOT
Electric Cloud
distelli
accenture
RANCHER
CONVOX
CLOUD 66
Customized
As a Service
CHEF
puppet labs
Spinnaker
go
codefresh
Flynn
ANSIBLE
TERRAFORM
docker
Jenkins
Travis CI
CODESHIP
Developer Tool

TEAM



JP La Torre
Co-Founder & CEO

IT consulting for SME's and public companies
Previously co-founded IaaS company
$1M+ in sales in <2 years at former startup

BMA SECURITIES
NEW CENTURY CAPITAL PARTNERS
MAKE WORK
zerofiber fast • simple • secure


moo.com

Stefan Thorpe
Co-Founder & CTO

DevOps consulting for Fortune 500 companies
Previous experience building SaaS platforms
Serial entrepreneur & CTO

amazon web services Certified Solutions Architect - Professional
CISCO CCNA
RBS The Royal Bank of Scotland Group
WARNER MUSIC

THANK YOU AND BE IN TOUCH!



JP La Torre
jp@caylent.com
(949) 677-2018

caylent™